

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Michael R. Morrisett
President and Chief Executive Officer
Empire Petroleum Corporation
2200 S. Utica Place, Suite 150
Tulsa, Oklahoma 74114

> **Re: Empire Petroleum Corporation**
> **Registration Statement on Form S-3**
> **Filed September 1, 2023**
> **File No. 333-274327**

Dear Michael R. Morrisett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin J. Poli, Esq.